Mr. William J. Kearns,

Staff Accountant

Office of Beverages, Apparel and Health Care Services

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Dear Sir,

Re:

Cord Blood America, Inc.

File No. 000-50746, Comments Letter

Comment Letter Dated June 25, 2008

We have reviewed the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the filings of Cord Blood America, Inc. (the “Company”), as set forth in your letter dated June 25, 2008. We appreciate the comments intended to assist us in complying with applicable disclosure requirements and in enhancing the overall disclosure in our filings. We have set forth below our responses to each of the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Statement of Stockholders’ Deficit, page 23

Question 1

It appears that in October 2006, you pledged 5,000,000 shares of common stock as security for the $250,000 promissory note payable issued to Bergen. Please provide a detailed discussion of how you accounted for these shares as treasury stock and cite the specific authoritative literature utilized to support your accounting treatment.

A share certificate for 5,000,000 restricted common shares was issued in the name of Cord Blood America (CBAI).

The Company originally accounted for the issuance of the Treasury shares as follows:

DR Treasury Shares	$5,000,000
CR Common shares	$500
CR Adjusted Paid in Capital	4,999,500

There was no effect on the Company’s net equity.

The Company repaid the loan during 2007 and consequently the share certificate was returned to the Company, in April, 2008.

Note 3 – Acquisitions – page 30

Question 2

Please revise your disclosure to discuss how you accounted for the acquisition of CorCell and provide disclosures required by SFAS No. 141, particularly paragraph 55.

We accounted for the acquisition of CorCell in accordance with FASB 141. We believe the disclosures included in note 3 on page 30 of our Form 10K, and in note 2 on page 27 about the intangible assets of our Form 10K address the requirements of Paragraphs 51 through 53 of FAS 141. With respect to paragraphs 54 and 55, the acquisition was completed on February 28, 2007, which is near the beginning of the period. Therefore, supplementary information is not required. Pro forma information for the comparable period was included in our Form 8-K/A filed with the SEC on or about May 14, 2007. Accordingly, we believe all the necessary information to provide the readers with all the facts of the acquisition was available to the readers. We will however repeat the proforma information in future 10K’s for any future acquisitions.

Question 3

In connection with the comment above, please note that audited historical financial statements (as well as interim financial statements) of the acquired entity (i.e. CorCell) for applicable periods prior to the acquisition are required if the acquisition is “significant”. Accordingly, for all applicable periods before the acquisition, audited historical financial statements for CorCell and pro forma financial statements are required to be filed in a Form 8-K in accordance with Item 310 (c) and (d) of Regulation S-B. If you believe that audited financial statements are not required because the acquisition is insignificant, please furnish the results of the three tests of significance in accordance with Item 310 (c) (2) of Regulation S-B and provide all supporting calculations. The amounts used in the calculations should be derived from audited financial statements of the acquired entity for the applicable periods.

The Company concurs that pro forma financial information is required and accordingly filed a Form 8-K/A dated May 14, 2007, which provided the required audited historical financial statements of CorCell (exhibits 10140 through 10144), and the pro forma financial information (a Combined Pro Forma Balance Sheet as at December 31, 2006 and a Pro Forma Combined Statement of Operations as well as notes explaining the adjustments necessary).

Question 4

It appears from your disclosure that the warrants issued with the Cornell agreements were considered derivative liabilities, but reclassified to equity after the issuance of FSP EITF 00-19-2. This disclosure appears to be inconsistent with the presentation in prior fiscal years. Specifically, on page 53 of the December 31, 2005 10-KSB filed on April 17, 2006, you disclose that these warrants were recorded as equity. Please clarify and advise.

Management believes that the accounting for the warrants and conversion feature related to the Cornell note in prior years, approximate the accounting results that would have been obtained under the provisions of EITF 00-19.

It is only in 2007, that management fully understood the provisions of EITF 00-19. However, because the Company had taken the position that the value of the warrants and the conversion feature should not reduce the amount of the loan, they had reduced the amount of the loan discount, as explained on page F-10 of the Form 10K for the year ended December 31, 2006. In effect, this practice resulted in the company recording the value of the warrants and conversion features as liability.

When applying the provisions of EITF 00-19, the note payable to Cornell should have been presented at $1,905,100, and derivative liability should have been presented at $2,458,956, for a total of $4,364,056 at December 31, 2006. In the 2006 financial statements included in the 2006 Form 10K, the note payable to Cornell was presented at $4,726,531, which represents a difference of only $365,475.

When preparing its Form 10K for the year ended December 31, 2007, management considered the fact that the liability at December 31, 2006 was overstated by $365,475. Considering the fact that the total liability at December 31, 2006 was $6,947,378, this difference represents only 5% of total liabilities, which we believe is immaterial. Therefore, we believe the recording of the conversion feature and warrants approximated the value obtained under the provision of EITF 00-19, and that it is appropriate to reclassify these instruments from liability to equity under FSP EITF 00-19-2.

Question 5

We noted that in October 2006 you entered into an agreement with Cornell that amended the conversion price of the convertible debt and the warrants of the original agreement entered into in September 2005. Please tell us how you accounted for the modification to the credit facility and cite the specific authoritative literature you utilized to support your accounting treatment. Please refer to the guidance in EITF 96-19 and EITF 06-6 (which superseded EITF 05-7).

In October 2006, the Cornell debt agreement and warrants were amended whereby their respective conversion price and exercise price were adjusted downward to $0.101. This amendment was a result of certain anti-dilution provisions within the original agreements. The Company sold shares of common stock at $0.101 per share, and therefore the Company was contractually obligated to amend the Cornell debt and warrants. The amendment was not a modification of debt and therefore Emerging Issues Task Force (EITF) No. 96-19: “Debtor’s Accounting for a Modification of Exchange of Debt Instrument” (EITF 96-19) and its related interpretations do not apply.

During 2006, the Cornell warrants were accounted for as liability awards pursuant to EITF No. 00-19: “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (EITF 00-19). This is because the warrants were subject to a liquidation damages clause, for failure to register the underlying shares, which was not limited or capped. (Starting in 2007, the Cornell warrants were reclassified to equity pursuant to FASB Staff Position EITF 2000-19-2: “Accounting for Registration Payment Arrangements.”) The conversion feature embedded in the Cornell debt was also being accounted for as a liability during 2006 – see answer to Question 6 below.

Because both amended derivatives were being accounting for as liability awards at October 2006, the Company was applying the provisions of Statements of Financial Accounting Standards No. 133: “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). As such, the awards were being fair valued each reporting period. By amending either the derivatives’ exercise price or conversion price, the fair value was affected accordingly, with the corresponding change in fair value being recorded through earnings each period.

Enable, page 33

Question 6

Considering the number of equity instruments that could be issued from the convertible debt and warrants under the Cornell, Shelter Island and CorCell agreements, please provide a detailed discussion of how you considered the applicability of paragraph 19 of EITF 00-19 for each issuance.

In applying EITF 00-19, we assessed whether or not the company had sufficient authorized and unissued shares (hereafter referred to as available share capital) to meet all of its contractual obligations as required by paragraph 19. In doing so, we applied the sequencing provisions of paragraph 11.

Prior to December 2005, the company had sufficient available share capital for all of its obligations. In December 2005, Cornell’s conversion price of its debt was amended from $0.35 to the lower of $0.35 or 96% of current market price. At this time, the number of shares for which the Cornell debt was convertible into became indeterminate.

To assess available share capital, the Company sequenced securities based on last maturity date first. Based on sequencing, the Company determined that it had sufficient available share capital for those securities with a maturity date after the date the Cornell debt matures.

All warrants issued were five-year warrants with a maturity date of 2009 or later. The Cornell debt matures in December 2008. Therefore, all the warrants issued met paragraph 19’s requirement for equity classification. (Please note that the Shelter warrants were accounted for as liability awards pursuant to other provisions of EITF 00-19. These warrants contained a fundamental transaction clause that allowed the warrant holders to cash settle the warrants under certain circumstances that were outside the control of the company.)

The various embedded calls (or conversion features) within each of the debt agreements were assessed as follows: (a) because of its variable conversion price, Cornell’s embedded call was bifurcated from its host agreement and accounted for as a liability in 2005, (b) because the CorCell note matures prior to the Cornell note, the embedded call was bifurcated and accounted for as a liability award when issued in 2007, and (c) the Shelter debt does not have a conversion feature and therefore not assessed further.

Question 7

We note that in November 2007, you disclose that Enable assumed the $2,311,250 note payable to Cornell. Please provide a detailed discussion of how this transaction was accounted for and cite the specific authoritative literature you utilized to support your accounting treatment.

The Company disclosed in its Notes to the Financial Statements on page 33 that Enable Capital had assumed $2,311,250 of the Company’s Note payable to Cornell Capital. It was a transaction between Cornell and Enable, in which Enable purchased 60% of our note payable to Cornell, directly from Cornell. We were not party to this transaction, except for acknowledging that 60% of the note is now payable to Enable.

In its books and records, the Company transferred 60% of the Note to Enable with  in Note 11 on page 38. Please clarify or advise.

The exercise price of the warrants is $0.101, as disclosed in Note 11 on page 38 of the Company’s Form 10-KSB for the year ended December 31, 2007. The Company believes that the Summary of the outstanding warrants in Note 11 is the most concise and easy to understand of the Company’s total warrants position. The Company will correct this disclosure in all future filings, where note 7 type disclosure is presented.

Question 9

It appears that the registration rights agreement includes a liquidated damages provision (Section 2 (b) of Exhibit 10.101 included in Form 8-K filed February 20,2007). Please provide the disclosures required by FSP EITF 00-19-2.

(a)

In connection with the note financing of Shelter, the Company signed a Registration Rights Agreement dated February 14, 2007. Under this agreement, the Company is required to file a Registration Statement within 270 days of the date of the Agreement.

The Registration Rights Agreement defines the liquidated damages to be an amount equal to (i) 0.50% of the VWAP of the Registrable Securities at all times prior to December 31, 2007 and (ii) 1.00% of the VWAP of the Registrable Securities at all times after December 31, 2007.

The Company accounts for its liquidated damages under FAS 5. The company did not file a registration statement within 270 days. However, the Company received a waiver from Shelter for the liquidated damages and accordingly, did not accrue the reasonably possible estimated liability of $1.147 million in its financial statements. However, based on the disclosure requirements of FSP EITF 00-19-2, the potential amount for damages and other related disclosures should be disclosed in the notes to the financials. The Company proposes to include this information in its upcoming 10Q for the period ended June 30, 2008.

Question 10

It appears from review of exhibit 10.108 filed in the Form 8-K on February 20, 2007 that you entered into a Block Account Agreement which required the deposit of $250,000 of the debt proceeds. Under Section 3 (c) of the agreement, it appears that this account is under the sole dominion and control of Shelter Island until the funds have been released in accordance with the agreement. Please provide a detailed discussion of how you have accounted for the $250,000 and cite the specific authoritative literature utilized to support your accounting treatment.

The Company entered into a Securities Purchase Agreement with Shelter whereby from the proceeds of the sale of the Debenture issued by the Company, the aggregate amount of $250,000 was deposited and credited to a Blocked Account, as detailed in Exhibit 10.108, as filed with the Company’s Form 8-K, dated February 20, 2007. Section 4.15 of the Securities Purchase Agreement stated that promptly following Shelter being satisfied in its sole discretion that no more than 2% of all of the Company’s invoices for storage samples are greater than 120 days past due for a period of thirty consecutive business days, then Shelter shall release the funds.

The Company was extremely confident that these outstanding invoices would be collected and the cumulative total of the invoices would represent less than 2% under the terms of the Agreement that it accounted for the $250,000 as Cash in Escrow. By the end of the fiscal and calendar year, the entire amount had been released by Shelter. At December 31, 2007 the cash had been received by the Company and deposited in its regular bank account, and therefore presented as part of cash.

Note 10 – Stock Option Plan, page 36

Question 11

It appears from your disclosure that you are accounting for stock based compensation in accordance with SFAS No. 123(R). Please provide all the disclosures required by paragraphs A240 (b)(2), (c) and (d) of SFAS No. 123(R).

The Company has realized that it did not disclose all of the required table for Stock Options. We believe that these missing tables did not materially affect the reader because the Company had disclosed in Note 10, the number of stock options outstanding and exercisable and the related weighted average exercise price, and that as of December 31, 2007, there was approximately $35,000 of unrecognized compensation expense related to options for which service had not yet been rendered, which we consider immaterial in light of a loss of approximately $6,000,000. Also considering the fact that these options are far under water, we believe this omission was not significant. The Company however proposes to disclose the following three tables in its upcoming filing on Form 10Q for the period ended June 30, 2008.

At June 30, 2008, the Company’s stock option activity was as follows:

	Stock Options	Weighted Average Exercise Price
Outstanding, January 1, 2008	5,808,140	$0.26
Granted	0
Exercised	0
Forfeited/Expired	0
Outstanding, June 30, 2008	5,808,140	$0.26
Exercisable at June 30, 2008	5,558,140	$0.26

A summary of the activity for unvested employee stock options as of June 30, 2008, and changes during the year is presented below:

	Stock Options	Weighted Average Grant Date Fair Value per Share

Nonvested at January 1, 2008	765,000	$0.17
Granted	0	—
Vested	(515,000)	$0.14
Forfeited	0	—
Nonvested at June 30, 2008	250,000	$0.23

The following table summarizes significant ranges of outstanding stock options under the stock option plan at June 30, 2008:

Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Contractual Life	Weighted Average Exercise Price

$0.01 — 0.20	973,192	7.41	$0.19	898,192	7.40	$0.19
$0.21 — 0.30	3,028,850	6.38	0.25	2,853,850	6.35	0.25
$0.31 — 0.51	1,806,098	7.19	0.31	1,806,098	7.19	0.31
	5,808,140	6.81	$0.26	4,953,140	6.81	$0.26

Note 11 – Warrant Agreements, page 38

Question 12

The disclosure of 71,464,592 warrants issued with an exercise price of $0.037 does not reconcile to the disclosure in Note 7 on page 33. Please clarify or advise.

The Company has reviewed the number of warrants and concurs with the Division. In Note 7 on page 33, in the paragraph entitled “Convertible Note Payable – Enable, towards the bottom of the paragraph, the sentence “in connection with this financing, warrants to purchase 5,833,334 shares of stock were issued to Midtown Partners” the number of warrants issued to Midtown Partners was 2,916,667 and not 5,833,334. The Company will prospectively record this number in the Note Payable section correctly as 2,916,667. The table under Note 11 is accurate and the Company believes that the Summary of the outstanding warrants in Note 11 is the most concise and easy to understand of the Company’s total warrants position. The Company will correct this disclosure in all future filings, when a note 7 type disclosure is presented

Item 8B, Controls and Procedures

Evaluation of Controls and Procedures, page 40

Question 13

It appears from your disclosure that you have identified a material weakness in your internal control over financial reporting, but you have concluded that your internal control of financial reporting was effective. Please note that it does not appear appropriate to conclude that your internal control over financial reporting is effective if there are one or more material weaknesses. Please refer to the guidance in Item 308(T)(a)(3) of Regulation S-B.

Please note that our conclusion that the control is effective relates to our disclosure controls. It was stated that we identified a material weakness in our internal control over financial reporting. We believe that our statement that we discovered a material weakness is in itself an acknowledgement that our internal control over financial reporting was not effective. See response to question 14 below. We took note of the Division’s comments, and we will spell out a conclusion in any future filings.

Management’s Report on Internal Control over Financial Reporting, page 40

Question 14

Please include a statement identifying the framework used by management to evaluate the effectiveness of internal controls over financial reporting in accordance with Item 308T(a)(2) of Regulation S-B.

We propose to add the following paragraphs at the end of paragraph 3 of that section on page 40 in our future filings:

“We assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Based upon management’s assessment using the criteria contained in COSO, and for the reasons discussed below, our management has concluded that, as of December 31, 2007, our internal control over financial reporting was not effective.

The critical information to convey to the reader is that the Company acknowledges a material weakness in its internal control. This has been conveyed, and the Company can ensure the Division that it will include these paragraphs in future filings.

Question 15

Please disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

The Company’s Chief Executive Officer and Acting Chief Financial Officer identified the material weakness when the Company evaluated its internal control under SOX 404. We believe the weakness may have started at the beginning of 2007, after our consulting agreement with our former Chief Financial Officer ended.

Item 13 – Exhibits and Reports on Form 8-K

Exhibits, page 46

Question 16

We note that during the current fiscal year you filed a registration statement on Form S-8. As a result, please file a current consent in accordance with Item 601 of Regulation S-B.

In connection with the registration statement filed on Form S-8, the Company will file a Form S-8/A using a current consent.

Other Exchange Act Reports

Question 17

Please revise your other Exchange Act reports, as necessary, to comply with our comments above.

In connection with the comments above, the Company will re-file the necessary Exchange Act reports.

As requested in the Comment Letter, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me should you have any questions or require additional information in connection with the above.

Very Truly Yours,

/s/ MATT SCHISSLER

Matt Schissler

Chief Executive Officer